Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-46711) of our reports dated August 23, 2007 relating to the consolidated financial statements and financial statement schedule of National Presto Industries, Inc., which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note R, and management's assessment of the effectiveness and the effectiveness of internal control over financial reporting, of which we have disclaimed an opinion, which appears on pages F.21 and 16 in this annual report on Form 10-K/A, for the year ended December 31, 2005.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota

August 23, 2007